                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          General Kinetics Incorporated
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    37017210
                                    --------
                                 (CUSIP Number)

                                Mr. Damiano Brusa
                         Rabo Investment Management Ltd.
                            c/o Bank Sarasin & Cie AG
                                 Lowenstrasse 11
                                 CH-8002 Zurich
                                   Switzerland
                              (011 41 1) 285 11 11
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

                                Page 1 of 4 Pages

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   1      NAME OF REPORTING PERSON                                            Rabo Investment Management Ltd.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP (SEE                                                  (a) [ ]
          INSTRUCTIONS)                                                                                           (b) [ ]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                          OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                            [ ]
          ITEMS 2(d) OR 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION                                                               Switzerland

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        NUMBER OF           7    SOLE VOTING POWER                                                               235,000
         SHARES           -----------------------------------------------------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER                                                                   0
          OWNED           -----------------------------------------------------------------------------------------------
         BY EACH            9    SOLE DISPOSITIVE POWER                                                          235,000
        REPORTING         -----------------------------------------------------------------------------------------------
         PERSON             10   SHARED DISPOSITIVE POWER                                                              0
          WITH
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*                                          235,000
                                                                                                  Shares of Common Stock
          * This is the final amendment to this Schedule 13D and an exit filing for Rabo Investment Management Ltd.
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   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [ ]
          (SEE INSTRUCTIONS)
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE                                                   3.3%
          INSTRUCTIONS)
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   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                                 CO
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                                Page 2 of 4 Pages

         This Amendment No. 2 amends and supplements Items 2 and 5 of the
Statement on Schedule 13 D, as amended, of Rabo Investment Management Ltd.,
f/k/a Gutzwiller & Partner Ltd., a corporation formed under the laws of
Switzerland ("Rabo"), with respect to the shares of Common Stock, par value $.25 per share (the "Common Stock"), and 1% Convertible Debentures due August 14,
2004 ("Debentures") originally convertible into shares of Common Stock, of
General Kinetics Incorporation ("GKI"), a Virginia corporation. This is the final amendment to this Schedule 13D and an exit filing for Rabo.

ITEM 2. IDENTITY AND BACKGROUND

         (a) - (c) As previously reported, in the past Rabo served as an investment manager with respect to securities of GKI, on behalf of its clients.
Rabo terminated its business activities on December 31, 2002 and, as part of that process, effected distributions of the Common Stock and the Debentures it held on behalf of its previous investment management clients, as further detailed in Item 5 hereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As stated in Item 2 above, which is incorporated by reference herein, on December 31, 2002, Rabo terminated its business activities and distributed the aggregate of 1,472,300 shares of Common Stock to its previous investment management clients. On the same date, Rabo also distributed the
Debentures in the principal amount of $7,300,000 to its previous investment management clients.

                  Further, on February 10, 2003 Rabo sold 7,700 shares of Common
Stock, at a purchase price per share of $0.30.

                  Prior to June 15, 2004, Rabo owned 235,000 shares of Common
Stock and $490,000 of GKI Debentures, each dollar of which was convertible into two shares of Common Stock, for its own account. The Debentures owned by Rabo were therefore convertible into 980,000 shares of Common Stock. By their terms, and in the absence of prior conversion thereof, the Debentures ceased to be convertible on June 15, 2004. As a result, Rabo remained the beneficial owner of
235,000 shares of Common Stock only. GKI's quarterly report on Form 10-Q for the quarter ended August 31, 2004, as filed with the Commission on October 15, 2004 states that, as of October 11, 2004, there were 7,118,925 shares of Common Stock outstanding. Thus, Rabo is the beneficial owner of approximately 3.3% (that is, less than 5%) of the Common Stock of GKI.

                                Page 3 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         RABO INVESTMENT MANAGEMENT LTD.

                                               November 26, 2004
                                         ---------------------------------------
                                                     Date

                                               /s/ Damiano Brusa
                                         ---------------------------------------
                                                   Signature

                                         Damiano Brusa, Sole Director
                                         ---------------------------------------
                                                  Name/Title

                               Page 4 of 4 Pages